May 8, 2025

Samantha Wellington
Senior Vice President, Chief Legal Officer and Secretary eBay Inc.
2025 Hamilton Avenue
San Jose, California 95125

       Re: eBay Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 10-Q for Fiscal Quarter Ended March 31, 2025
           File No. 001-37713
Dear Samantha Wellington:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2025
Item 6: Exhibits
Exhibit 31.02, page 55

1. We note your Section 302 certification is not signed by your principal financial officer. Please file an amended Form 10-Q along with updated certifications that are signed and currently dated.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 8, 2025
Page 2

       Please contact Stephen Kim at 202-551-3291 or Abe Friedman at 202-551-8298 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services